555 East Airtex Dr.
Houston, TX 77076
(361) 693-3743
www.susserpetroleumpartners.com

September 30, 2013

Karl Hiller
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Susser Petroleum Partners LP
Correspondence Dated September 16, 2013 Regarding
Form 10-K for Year Ended December 31, 2012
Filed March 29, 2013
File No. 001-35653

Dear Mr. Hiller:
We are in receipt of your letter dated September 16, 2013, containing a comment on the above-referenced filing and subsequent quarterly reports of Susser Petroleum Partners LP (together with Susser Petroleum Partners GP LLC, the "Company"). We will address this comment in the following paragraphs. For your convenience, we have reproduced the full text of the Staff's comment above our response below.

Form 10-K for the Year Ended December 31, 2012

Disclosure Controls and Procedures, page 41

1.
We note that although you disclosed the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report, you did not provide the comparable disclosures required in either of your two subsequent interim reports. Therefore, it appears that you will need to amend these periodic reports to comply with Item 4 of the Form 10-Q instructions and Item 307 of Regulation S-K. Given this disclosure deficiency, if you believe that you are nevertheless able to conclude that your disclosure controls and procedures were effective, we suggest that you contact us by telephone to discuss prior to amending your filings with this disclosure.

Response

In connection with the preparation and filing of the above-referenced annual report on Form 10-K and subsequent interim reports (the "Quarterly Reports"), the Company, and specifically the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") did evaluate the effectiveness of the Company's disclosure controls and procedures for each of the periods covered by those reports and did, in each case, conclude that those disclosure controls and

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September 30, 2013

procedures were effective. The Company has considered the facts and circumstances that led to the inadvertent omission of these conclusions in the Quarterly Reports—as well as the disclosure controls and procedures the Company has designed to prevent such occurrences, as summarized below—and has determined that such omissions were not the product of any ineffectiveness or failing in the design or maintenance of those disclosure controls and procedures themselves. Rather, the Company believes these omissions were the product of discrete errors in the preparation and filing of the Quarterly Reports that occurred as a result of inconsistent interpretations of Commission regulations, as well as temporary reallocation of responsibilities, among Company personnel during the preparation and review of the Quarterly Reports. Accordingly, the Company's management, including the CEO and CFO, continues to believe that the Company's disclosure controls and procedures were effective as of March 31, 2013 and June 30, 2013. As requested, we will amend each of the Quarterly Reports to include our conclusion regarding the effectiveness of our disclosure controls and procedures. Item 4 of Part I in these amended filings will be as follows:

"Item 4. Controls and Procedures

As required by paragraph (b) of Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded, as of the end of the period covered by this report, that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Our first Annual Report on Form 10-K did not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by SEC rules applicable to new public companies. Management will be required to provide an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013. There were no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting."

In reaching the conclusions described above, the Company considered the disclosure controls and procedures in place at the ends of the periods covered by the Quarterly Reports applying specifically to the preparation and review of quarterly reports on Form 10-Q and annual reports on Form 10-K (collectively, the "Covered Reports"), excluding, for the avoidance of doubt and except as otherwise noted, the Company's internal controls over financial reporting. Those disclosure controls and procedures are summarized as follows.

1.	Preparation of Covered Reports.
The Company maintains and distributes to individuals charged with preparing Covered Reports detailed responsibility charts summarizing the preparation and review process and allocating responsibility for the preparation and review of each item and sub-item within the prescribed form. The Company also maintains and distributes to appropriate individuals a detailed timeline setting forth the significant deadlines for the preparation of the Company's Covered Reports, including the parties responsible for the meeting of each deadline. During the preparation and drafting of the Covered Reports, each section of the Covered Report is then reviewed by at least one additional designated individual (selected on the basis of background and training) to ensure the accuracy and adequacy of the substantive disclosure in that particular section. A separate electronic workbook—detailing certain procedural controls designed to further ensure adequacy of the disclosure (which includes checklist items such as reviewing board and committee minutes for the period covered by the Covered Report, a 'form' check against the requirements of the the most current form of the report on the Commission's website and the relevant Regulation S-K items as published in the Code of Federal Regulations, a review of any new Commission disclosure rules or pertinent compliance and disclosure interpretations

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and a review of all current reports during the covered period)—accompanies the electronic draft of the Covered Report from its creation through its ultimate filing on EDGAR. Prior to the filing of any Covered Report, completion of each of the processes described in these checklists and workbooks is documented by responsible individuals and confirmed by persons with filing authorization.

2.	Preparation of GAAP and SEC Disclosure Checklists.
A quarterly GAAP and SEC Disclosure Checklist supplied by the independent auditors is prepared and reviewed each quarter. This checklist is used as one of several controls to identify new or revised areas of disclosure that are needed in the Covered Reports. Documentation of this review is also recorded. In addition, a memo discussing new accounting pronouncements is prepared and reviewed each quarter by finance department management.

3.	Review of Significant Transactions.
Senior financial management members meet at the end of each quarter to identify and discuss any new, unusual or significant transactions, and review the accounting for each. A subsequent discussion is held with the independent auditors to review any new or significant transactions and our proposed disclosure.

4.
Consistent with Commission guidance, the Company has established a 'Disclosure Committee' to (i) assist the CEO and CFO in the development, assessment and periodic refinement of disclosure controls and procedures and (ii) review and provide sub-certifications as to the Covered Reports.

The Company has established a standing Disclosure Committee which: (i) assists the CEO and CFO in establishing appropriate procedures pursuant to which information is accumulated and communicated to management, including the CEO and CFO; (ii) monitors the processes pursuant to which information is gathered and, in certain circumstances, analyzes such information to determine the extent to which such information requires disclosure in the Covered Reports; (iii) considers, through review/sub-certification groups, the substance of the disclosure in such Covered Reports; (iv) independently assesses the effectiveness of the Company's disclosure controls and procedures during and as of the end of the periods covered by those Covered Reports; (v) helps to ensure that members of Company management and personnel who may otherwise be first aware of material developments in the Company's business receive adequate instruction and training on Company disclosure and reporting obligations; and (vi) continually monitors and discusses, and periodically formally reviews, the Company's disclosure controls and procedures as well as the constituency, charter and efficacy of the Disclosure Committee itself (in the latter case, through an annual written self-review process).
The Disclosure Committee operates under a written charter and each meeting proceeds in accordance with a written agenda (and is memorialized through the taking and subsequent approval of written minutes). The Disclosure Committee comprises a broad cross section of senior management personnel, including accounting/auditing, business operations, risk management, human resources, legal and financial personnel, as well as key personnel involved in preparing the Covered Reports.  The composition of the Disclosure Committee is intentionally broad, which the Company believes helps foster awareness and timely reporting of significant events by personnel charged with managing policy decisions.
In performing the functions described above, the Disclosure Committee seeks to ensure that the Company's policies and processes facilitate the upstream flow of critical information to appropriate collection and disclosure points in a timely manner to help ensure that personnel charged with reporting and disclosure functions are able to file Covered Reports (as well as current reports on Form 8-K and other prescribed reports and statements) within the time periods specified in the SEC's rules and forms, supporting the CEO and CFO in the discharge of their responsibilities (including making the required certifications) and ensuring that other disclosure obligations (including obligations under standards of relevant securities exchanges, Regulation FD, or with respect to security ownership reporting) are satisfied in a timely manner.
The Disclosure Committee also reviews and provides sub-certifications with respect to each of the Company's Covered Reports.  These processes help ensure—both for the benefit of the Company and the certifying executive officers-that (i) each Covered Report does not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made in such Covered Report, in light of the circumstances under which they were

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made, not misleading, (ii) the financial statements and other financial information included in the Covered Report "fairly present" in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in the Covered Report and (iii) that there are no known deficiencies materially impairing the effectiveness of the Company's disclosure controls and procedures during the periods covered by each Covered Report.
In evaluating the Covered Reports and related disclosure controls, the Disclosure Committee is directed to inquire into matters including:

•	Whether the Covered Reports take into account changes or clarifications in:

◦	trends and developments in the industry generally and the Company's business in particular—including new, or newly material, risks confronting the industry or the business;

◦
regulation that might substantively impact the Company's business (such as environmental or labor laws) or that might impose new or modified disclosure or reporting obligations (such as Commission or exchange regulations or standards);

◦	the Company's organizational structure;

◦	the individuals responsible or otherwise involved in the disclosure process; and

◦	applicable legal and accounting requirements.

•	Are the disclosure controls and procedures designed to accumulate all material information and communicate it to management?

•	Does important information flow to appropriate collection and disclosure points in a timely manner?

•
Has the Company received calls to its 'whistleblower hotline' alleging fraud or are there significant deficiencies or material weaknesses in the Company's internal controls that should be independently evaluated as indicative of potential deficiencies in disclosure controls or procedures?

•
Is the Company's culture and the management 'tone at the top' supportive of open and timely upstream reporting of potentially material information or developments that may trigger a reporting or disclosure obligation?

•
Is information made known to the chief executive officer and principal financial officer during the period in which Covered Reports are prepared so as to allow timely decisions regarding required disclosure?

•
Does the Company have a reasonable basis for any forecasts, or anticipatory or forward-looking statements, provided or made in the covered report and are such statements accompanied by a sufficient explanation of any assumptions or limitations; has the Company appropriately documented and/or cited any market or industry data from third parties reproduced in such Covered Report?

•	Are responsibilities for the preparation and review of Covered Reports allocated appropriately among personnel?

•
Did Company personnel timely identify, report and assess (and, where necessary, disclose) all material (and any specifically enumerated) events or disclosure items within the time periods required by Commission and SRO rules and regulations, during the period covered by Covered Report—i.e., were there any known failures to timely satisfy reporting or disclosure obligations that may be indicative of upstream reporting deficiencies?

5.	Each Covered Report is discussed with the independent auditors.
The Company's finance department management discusses each Covered Report with the independent auditors.  The matters discussed include: (i) methods used to account for significant or unusual transactions; (ii) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus; (iii) the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditor's conclusions regarding the reasonableness of those estimates; and (iv) disagreements with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.  As part of the Company's standard communications, any fraud, whether or not material, that

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involves management or other employees who have a significant role in internal controls, would also be disclosed to the independent auditors (although no such fraud has ever been detected).  Covered Reports are also reviewed with the independent auditors in order to obtain their views on, and comfort with respect to, the disclosures contained therein.

6.	Each Covered Report is discussed with the Audit Committee.
Each Covered Report is discussed with the Audit Committee, as well as any issues that have arisen in connection with the preparation and review of the Covered Report.  This meeting takes place sufficiently in advance of the filing deadline to allow for a full discussion of the results of the review and for resolution of any questions, concerns or suggestions raised by the Audit Committee after reviewing the Covered Report and the certifications. Any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls, is disclosed to the Audit Committee. The Company's independent auditors are included in these discussions.
Notwithstanding the conclusions described above, the Company is committed to continually assessing and improving its disclosure controls and procedures, to refining the processes used to prepare and review its periodic reports and other required disclosures and to working vigilantly to ensure that the types of omissions noted in the Staff's above-referenced comment letter are not repeated.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have additional questions or if you require further clarification of our responses above. I can be reached at (361) 693-3743 or msullivan@susser.com.

Sincerely,

Mary E. Sullivan
Executive Vice President and Chief Financial Officer
Susser Petroleum Partners LP

cc:	Mr. Sam L. Susser, Chairman of the Board
Mr. Rocky Dewbre, Chief Executive Officer
Ms. Sarah Morgan, Vinson & Elkins LLP

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